Filed by: ACE Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation (Commission File No. 001-08661)

Form S-4 File No.: 333-206056

The following invitation to shareholders was published on September 30, 2015 in the Swiss Official Commercial Gazette.

Invitation to the Extraordinary General Meeting of ACE Limited

Thursday, October 22, 2015, 2:45 p.m. Central European Time (doors open at 1:45 p.m. Central European Time at the offices of ACE Limited, Bärengasse 32, 8001 Zurich, Switzerland

Dear Shareholders:

On June 30, 2015, ACE Limited (“ACE”), a company organized under the laws of Switzerland, entered into an Agreement and Plan of Merger (the “merger agreement”) with The Chubb Corporation, a New Jersey corporation (“Chubb”), and William Investment Holdings Corporation, a New Jersey corporation and a wholly owned indirect subsidiary of ACE (“Merger Sub”). Pursuant to the merger agreement, Merger Sub will merge with and into Chubb, with Chubb continuing as the surviving corporation and a wholly owned indirect subsidiary of ACE (the “merger”).

ACE will hold an extraordinary general meeting of shareholders and Chubb will hold a special meeting of shareholders to consider the proposed merger and related matters. ACE and Chubb cannot complete the proposed merger unless, among other things, ACE’s shareholders approve the issuance of ACE common shares and certain other matters related to the merger and Chubb shareholders approve the merger agreement.

Further information on the merger can be found in the joint proxy statement/prospectus materials, which may be obtained on the ACE’s website in the Investor Information section at http://investors.acegroup.com/investor-information/shareholder-meeting-materials/default.aspx.

AGENDA ITEMS

ITEM 1

Amendment of ACE’s Articles of Association Relating to Authorized Share Capital for General Purposes

PROPOSAL OF THE BOARD OF DIRECTORS

The ACE Board of Directors proposes approval of the following amendment to Article 6 of ACE’s Articles of Association (additions are indicated in italics, deletions ~~struck through~~):

Artikel 6 Genehmigtes Kapital zu allgemeinen Zwecken	Article 6 Authorized Share Capital for General Purposes
a)

Der Verwaltungsrat ist ermächtigt das Aktienkapital jederzeit bis ~~15. Mai 2016~~22. Oktober 2017 im Maximalbetrag von CHF ~~3’381’000’000.00~~ 3’984’750’000.00 durch Ausgabe von höchstens ~~140’000’000~~165’000’000 vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 24.15 je Aktie zu erhöhen.

a)

The Board of Directors is authorized to increase the share capital from time to time until ~~May 15, 2016~~October 22, 2017 by an amount not exceeding CHF ~~3,381,000,000.00~~ 3,984,750,000.00 through the issue of up to ~~140,000,000~~ 165,000,000 fully paid up registered shares with a nominal value of CHF 24.15 each.

ITEM 2

Amendment of ACE’s Articles of Association to Change ACE’s Name to “Chubb Limited” Effective as of the Completion of the Merger

PROPOSAL OF THE BOARD OF DIRECTORS

The ACE Board of Directors proposes approval of the following amendments of ACE’s Articles of Association, subject to, and effective as of, the completion of the merger:

Artikel 1 Firma, Sitz und Dauer der Gesellschaft	Article 1 Corporate Name, Registered Office and Duration
Unter der Firma	Under the corporate name
~~ACE Limited~~Chubb Limited ~~(ACE AG)~~(Chubb AG) ~~(ACE SA)~~(Chubb SA)	~~ACE Limited~~Chubb Limited ~~(ACE AG)~~(Chubb AG) ~~(ACE SA)~~(Chubb SA)
besteht eine Aktiengesellschaft gemäss Artikel 620 ff. OR mit Sitz in Zürich. Die Dauer der Gesellschaft ist unbeschränkt.	a Company exists pursuant to art. 620 et seq. of the Swiss Code of Obligations (hereinafter “CO”) having its registered office in Zurich. The duration of the Company is unlimited.
Artikel 24 Anreiz- und Beteiligungspläne	Article 24 Incentive and Equity Plans
b)

Variable Vergütungen beruhen auf Performancekriterien, welche die Performance der ~~ACE Gruppe~~Gesellschaft und der Gruppe und/oder von deren Geschäftseinheiten und/oder individuelle Zielen berücksichtigen. Der Verwaltungsrat oder der Vergütungsausschuss setzen Performancekriterien, Zielwerte und deren Erreichung fest (wobei die Bestimmung von individuellen Zielen und deren Erreichung in Bezug auf jedes andere Mitglied der Geschäftsleitung an den Chief Executive Officer delegiert werden kann). Wenn der Verwaltungsrat oder der Vergütungsausschuss es als zweckmässig erachtet, kann er auch Zuteilungen mit langfristiger Anreizwirkung gewähren, welche unabhängig von der Erreichung von Zielen in der Vergangenheit an die zukünftige Performance geknüpft sind.

b)

Variable compensation shall be based on performance criteria that take into account the performance of the ~~ACE Group~~Company and the group and/or operating units thereof, and/or individual targets. The Board of Directors or the Compensation Committee determines performance criteria, target levels, and their achievement (it being understood that the determination of individual targets and their achievement may be delegated to the chief executive officer in respect to any other member of Executive Management). If deemed appropriate, the Board of Directors or Compensation Committee may also grant long-term incentive awards that are linked to future performance independently from the achievement of targets in the past.

ITEM 3

Approval of Issuance of New Shares of ACE for Purposes of the Merger with Chubb

PROPOSAL OF THE BOARD OF DIRECTORS

The ACE Board of Directors proposes approval of the issuance of ACE common shares pursuant to the merger agreement in accordance with:

-	NYSE rules; and

-

ACE’s undertaking set forth in its 2014 Proxy Statement not to issue more than 68,000,000 ACE common shares pursuant to Article 6 of its Articles of Association without either providing ACE’s shareholders with the opportunity to exercise preemptive rights or seeking specific shareholder approval for such issuance.

ITEM 4

Election of Four Additional Members of the ACE Board of Directors

PROPOSAL OF THE BOARD OF DIRECTORS

The ACE Board of Directors proposes that subject to the completion of the merger, the four nominees set forth below be individually elected to the ACE Board of Directors, with terms beginning at completion of the merger and ending at ACE’s first annual general meeting following the completion of the merger.

Item 4.1	Election of Sheila P. Burke

Item 4.2	Election of James I. Cash, Jr.

Item 4.3	Election of Lawrence W. Kellner

Item 4.4	Election of James M. Zimmerman

ITEM 5

Approval of the Increased Maximum Compensation of ACE’s Board of Directors until the Next Annual General Meeting

PROPOSAL OF THE BOARD OF DIRECTORS

The ACE Board of Directors proposes to approve an increase, by $650,000, in the aggregate compensation for the members of the ACE Board of Directors from the completion of the merger until ACE’s 2016 annual general meeting to provide for compensation for the four new members to be elected at the ACE extraordinary general meeting.

ORGANIZATIONAL MATTERS

Admission to the ACE Extraordinary General Meeting

Shareholders who are registered in the share register on September 10, 2015 will receive a joint proxy statement/prospectus and a proxy card from ACE’s share registrar. Beneficial owners of shares will receive proxy materials, as well as a voting instruction form, from their broker, bank, nominee or custodian acting as shareholder of record to indicate how they wish their shares to be voted.

In order to attend the ACE extraordinary general meeting in person, shareholders of record must bring their admission ticket (which may be obtained as described below) and government-issued identification such as a driver’s license or passport. An ACE shareholder may also appoint another person to represent him or her at the ACE extraordinary general meeting through a written, signed proxy giving such person the right to vote his or her ACE common shares. Such person must bring that proxy, his or her government-issued identification, and an admission ticket to the extraordinary general meeting.

Beneficial owners who wish to vote in person at the ACE extraordinary general meeting must obtain a signed proxy from their broker, bank, nominee or other custodian that authorizes you to vote the ACE common shares held by them on your behalf. In addition, they must bring to the ACE extraordinary general meeting an admission ticket and government-issued identification.

Beneficial owners who have not obtained an ACE proxy from their broker or custodian are not entitled to vote in person at, or participate in, the ACE extraordinary general meeting.

Each ACE common share carries one vote. The exercise of the voting right is subject to the voting restrictions set out in ACE’s Articles of Association.

To request an admission ticket to the ACE extraordinary general meeting, please contact ACE Investor Relations (by telephone at +1 (441) 299-9283, via e-mail at investorrelations@acegroup.com or by mail at ACE Investor Relations, ACE Limited, 17 Woodbourne Avenue, Hamilton HM08, Bermuda) and send proof of your share ownership. For beneficial owners, proof of ACE share ownership is an account statement or letter from the broker, bank or other nominee indicating that you are the owner of the ACE common shares. To allow time for processing, please submit requests for admission tickets by October 15, 2015. Admission tickets are not transferable. You may contact ACE Investor Relations with any questions about the admission ticket process.

ACE reserves the right to deny admission to the ACE extraordinary general meeting to any ACE shareholder that does not present a valid admission ticket, government issued identification or any other required document described in this section.

Beneficial owners of ACE common shares held in “street name” and shareholders of record with voting rights at the close of business on September 10, 2015 are entitled to vote at the ACE extraordinary general meeting, except that ACE shareholders who, upon application, become registered as shareholders with respect to their shares in ACE’s share register after September 10, 2015 but on or before October 9, 2015 and wish to vote those shares at the ACE extraordinary general meeting will need to obtain a proxy for identification purposes from the registered voting rights record holder of those shares as of the record date of the ACE extraordinary general meeting to vote their shares in person at the ACE extraordinary general meeting. Alternatively they may also obtain the proxy materials by contacting ACE Investor Relations by telephone at +1 (441) 299-9283 or via e-mail at investorrelations@acegroup.com. Shareholders registered in ACE’s share register (as opposed to beneficial holders of shares held in “street name”) who have sold their shares prior to October 9, 2015 are not entitled to vote those shares at the ACE extraordinary general meeting.

Granting of Proxy to the Independent Proxy

If you are a shareholder of record and do not wish to attend the ACE extraordinary general meeting, you have the right to grant your voting proxy directly to the independent proxy, Homburger AG, Prime Tower, Hardstrasse 201, P.O. Box 314, CH-8032 Zurich, Switzerland, in the sense of Article 689c of the Swiss Code of Obligations, with the corresponding proxy card (including electronically).

The proxies granted to the independent proxy must be received no later than 6:00 p.m. Central European Time on October 21, 2015.

Registered shareholders who have appointed the independent proxy as a proxy may not vote in person at the ACE extraordinary general meeting, or send a proxy of their choice to the meeting, unless they revoke or change their proxies.

By signing the proxy card and if no other instructions are given, the ACE shareholder instructs the independent proxy to vote in favor of each agenda item as proposed by the ACE Board of Directors. If a new agenda item or a new proposal for an existing agenda item is put before the ACE extraordinary general meeting and no other instructions are given, the shareholder instructs the independent proxy to vote in accordance with the position of the ACE Board of Directors. In case a shareholder invalidates these general instructions and does not provide any other instructions, the independent proxy must abstain from voting.

Admission office

The admission office opens on the day of the extraordinary general meeting at 1:45 p.m. Central European Time. Shareholders of record attending the meeting are required to present the proof of admission described above in “Organizational Matters -- Admission to the ACE Extraordinary General Meeting” at the entrance.

Zurich, September 30, 2015

By Order of the Board of Directors,

Joseph F. Wayland

Executive Vice President, General Counsel and Secretary

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE has filed a registration statement on Form S-4, containing a preliminary joint proxy statement/prospectus with the SEC. The final joint proxy statement/prospectus has been delivered to the shareholders of ACE and Chubb. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders may obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus contained in the registration statement on Form S-4, which has been filed with the SEC, and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.